Mail Stop 4561

July 10, 2007

John A. Moore
President and Chief Executive Officer
Acorn Factor, Inc.
200 Route 17
Mahwah, New Jersey 07430

Re: **Acorn Factor, Inc.**
Registration Statement on Form S-1
Filed on May 31, 2007
File No. 333-143421
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed on June 1, 2007
File No. 333-138109

Dear Mr. Moore:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	On the outside front cover page of each prospectus, please disclose the number of shares being offered concurrently in a separate prospectus.

2.	In each prospectus, please update the address for the Commission in "Where You Can Find More Information."

3.   You have included in each prospectus the undertaking set forth in
        Item 512(a)(5)(i) of Regulation S-K, but you do not appear to be eligible to use
        Form S-3 for primary offerings pursuant to General Instruction I.B.I of Form S-3.
        Please explain.

Registration Statement on Form S-1

General

4.   Please provide us, with a view toward disclosure in the prospectus, with the total
        dollar value of the underlying securities that you have registered for resale (using
        the number of underlying securities that you have registered for resale and the
        market price per share for those securities on the date of the sale of the
        convertible debentures).

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular
        disclosure of the dollar amount of each payment (including the value of any
        payments to be made in common stock) in connection with the transaction that
        you have made or may be required to make to any selling shareholder, any
        affiliate of a selling shareholder, or any person with whom any selling shareholder
        has a contractual relationship regarding the transaction (including any interest
        payments, liquidated damages, payments made to "finders" or "placement
        agents," and any other payments or potential payments). Please provide footnote
        disclosure of the terms of each such payment. Please do not include any
        repayment of principal on the convertible debentures in this disclosure.

        Further, please provide us, with a view toward disclosure in the prospectus, with
        disclosure of the net proceeds to the issuer from the sale of the convertible
        debentures and the total possible payments to all selling shareholders and any of
        their affiliates in the first year following the sale of convertible debentures.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular
        disclosure of:

        •   the total possible profit the selling shareholders could realize as a result of the
            conversion discount for the securities underlying the convertible debentures,
            presented in a table with the following information disclosed separately:

            •   the market price per share of the securities underlying the convertible
                debentures on the date of the sale of the convertible debentures;

- the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

  - if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

  - if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible debenture and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the debenture);

- the combined market price of the total number of shares underlying the convertible debenture, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible debenture, calculated by subtracting the total conversion price on the date of the sale of the convertible debenture from the combined market price of the total number of shares underlying the convertible debenture on that date.

If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

  - the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  - the gross proceeds paid or payable to the issuer in the convertible debenture transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 5;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 6 and comment 7.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 5 and the total possible discount to the market price of the shares underlying the convertible debenture as disclosed in response to comment 6 divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

9.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

11. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debenture transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible debenture transaction, before the filing or after the filing of the registration statement, etc.).

12.   Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible debentures; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

13.   Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Selling Security Holders, page 6

14.   With respect to the shares to be offered for resale by each selling shareholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. For example, you have not identified the natural persons who are the directors of Union Paving & Construction Co., Inc.

15.   By our calculation, the number of shares being offered represented on the table of selling shareholders equals 2,446,317. The number of shares appearing on the outside front cover page of the prospectus and in the fee table is 2,446,319. Prior to requesting acceleration of effectiveness, please revise your disclosure so that these figures conform.

16.   You state that the selling shareholders purchased the securities in the ordinary course of business "to the best of our knowledge." Please eliminate the language within the quotation marks. The statement concerning the manner in which the securities were acquired should be based on knowledge obtained from inquiry of the selling shareholders. This comment also applies to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Outside Front Cover Page

17.   The outside front cover page of the prospectus contains two different aggregate figures for shares being offered. Please revise to reflect the correct number of shares.

Selling Security Holders, page 6

18.   By our calculation, the number of shares being offered represented on the table of selling shareholders equals 1,454,865. The number of shares appearing on the outside front cover page of the prospectus is 1,466,658. Prior to requesting acceleration of effectiveness, please revise your disclosure so that these figures conform.

        As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of a pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of a registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please address all comments to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via facsimile: (212) 986-2399</u>
        Sheldon Krause, Esq.
        Eilenberg Krause & Paul LLP